UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 28, 2011
Commission File Number 1-15200
Statoil ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
     Yes ☐ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):.
     Yes ☐ No ☐

This Report on Form 6-K contains a press release issued by Statoil ASA on October 28, 2011, entitled “Statoil ASA Commences Tender Offer for Brigham Exploration Company.”
STATOIL ASA COMMENCES TENDER OFFER FOR BRIGHAM EXPLORATION COMPANY
October 28, 2011 — Statoil ASA (NYSE: STO) (“Statoil”) and Brigham Exploration Company (NASDAQ: BEXP) (“Brigham”) today announced that an entity controlled by Statoil, Fargo Acquisition Inc. (“Purchaser”), has commenced the previously-announced tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Brigham at a price of $36.50 per share (such price, or any higher price per Share paid in the Offer, the “Offer Price”), net to the seller in cash without interest thereon and less any applicable withholding taxes.
Statoil is filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the Offer. Additionally, Brigham is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Brigham’s board of directors that Brigham’s stockholders tender their Shares to Purchaser pursuant to the Offer.
The Offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Wednesday, November 30, 2011, unless extended or earlier terminated.
On October 17, 2011, Statoil and Brigham announced that they had signed a definitive merger agreement pursuant dated October 17, 2011 among Statoil, Purchaser and Brigham (the “Merger Agreement”) pursuant to which the Offer would be made. Following the consummation of the Offer and the satisfaction or waiver of the applicable conditions as set forth in the Merger Agreement, Purchaser will merge with and into Brigham (the “Merger”), with Brigham continuing as the surviving corporation and as a wholly owned subsidiary of Statoil. At the effective time of the Merger, each Share immediately issued and outstanding immediately prior to such time (other than (i) Shares then owned by Statoil, Purchaser, Brigham or any of their respective direct or indirect wholly owned subsidiaries, in each case other than on behalf of third parties, and (ii) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon and less any applicable withholding taxes.
The Offer is not subject to any financing condition. The Offer is conditioned upon (i) the expiration or termination of the waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, (ii) there being validly tendered, and not withdrawn, that number of shares that, together with any shares then owned by Statoil and Purchaser, represents at lease a majority of the outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities or similar rights, and (iii) certain other conditions described in the Merger Agreement.
After careful consideration, the board of directors of Brigham has unanimously (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of Brigham and its stockholders, (2) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the stockholders of Brigham accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.
About Brigham Exploration Company
Brigham Exploration Company is an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. For more information about Brigham Exploration, please visit our website at www.bexp3d.com
About Statoil
Statoil is an international energy company, headquartered in Norway, with operations in 34 countries. Building on more than 35 years of experience from oil and gas production on the Norwegian continental shelf, Statoil is committed to accommodating the world’s energy needs in a responsible manner, applying technology and creating innovative business solutions. Statoil has 20,000 employees worldwide, and is listed on the New York and Oslo stock exchanges. For further information, please visit www.statoil.com.
Further information:
Investor relations Norway:
Hilde Merete Nafstad, senior vice president, investor relations, mobile: +47 957 83 911
Investor relations US:
Morten Sven Johannessen, vice president, investor relations USA, mobile: +1 203 570 2524
Press Norway:
Jannik Lindbæk jr., vice president, media relations, mobile: +47 977 55 622
Bård Glad Pedersen, press spokesperson, media relations, mobile: +47 918 01 791
Press US:
Ola Morten Aanestad, vice president, North America communication, mobile: +1 713 498 0585
Additional information
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Fargo Acquisition Inc. will file on October 28, 2011 a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC. The offer to purchase shares of Brigham common stock (the “Offer”) will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement on Schedule 14D-9 will be filed on October 28, 2011 with the SEC by Brigham. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.
None of the information included on any Internet website maintained by Statoil, Brigham or any of their affiliates, or any other Internet website linked to any such website, is incorporated by reference in or otherwise made a part of this press release.
This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: October 28, 2011	By:	/s/ Torgrim Reitan
		Name:	Torgrim Reitan
		Title:	Chief Financial Officer